UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ____1____)*


                         Donna Karan International Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   257826 10 7
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                             SCHEDULE 13D
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CUSIP No. 257826 10 7                                                                     Page ____2___ of ___4____ Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) |_|
                                                                                                                             (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                                     |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kingdom of Saudi Arabia
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                            7      SOLE VOTING POWER
                                   -0-
         NUMBER OF          --------------------------------------------------------------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                -0-
         OWNED BY           --------------------------------------------------------------------------------------------------------
           EACH             9      SOLE DISPOSITIVE POWER
         REPORTING                 -0-
          PERSON            --------------------------------------------------------------------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                   -0-
------------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          -0-
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14        TYPE OF REPORTING PERSON*

          IN
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                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                  SCHEDULE 13D
-------------------------------                 --------------------------------
CUSIP No. 257826 10 7                           Page ____3___ of ____4____ Pages
-------------------------------                 --------------------------------


                  This Amendment No. 1 amends the Schedule 13D filed on September 29, 1997 (the "Initial Schedule 13D"), by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH") relating to the common stock, par value $.01 per share (the "Common Stock") of Donna Karan International Inc. (the "Company"). Capitalized terms used herein without definition have the meaning set forth in the Initial Schedule 13D.

Item 4.           Purpose of Transaction
                  ----------------------

                  Item 4 is supplemented as follows:

                  As previously disclosed, HRH acquired the Common Stock for investment purposes and that depending upon market conditions and other factors, in the future HRH may, among other things, dispose of all or a portion of the Common Stock. As described in Item 5 below, HRH has sold the shares of Common Stock previously beneficially owned.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  Item 5 is hereby amended as follows:

                  Since the filing of the Initial Schedule 13D, HRH has sold in transactions on the New York Stock Exchange an aggregate of 1,501,350 shares of Common Stock for an aggregate sales price of $15,657,476 in the following transactions:

       ------------------------------------------------------------------------
           Trade Date   Number of Shares        Price           Sales Proceeds
       ------------------------------------------------------------------------
           16-Apr-01             500,000       $10.459              $5,229,500
       ------------------------------------------------------------------------
           17-Apr-01             297,900       $10.402              $3,098,756
       ------------------------------------------------------------------------
           17-Apr-01              25,000       $10.380               $ 259,500
       ------------------------------------------------------------------------
           18-Apr-01             678,450       $10.420              $7,069,720
       ------------------------------------------------------------------------


                  As a result of these sales, HRH no longer beneficially owns any shares of the Company's Common Stock.

                                      * * *





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                                  SCHEDULE 13D

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CUSIP No. 257826 10 7                           Page ____4___ of ____4____ Pages
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Signature
---------
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.



    7/14/01           /s/ H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
----------------      ----------------------------------------------------------
      Date            H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud